                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                              Dave & Buster's, Inc.
                              ---------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    23833N104
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 28, 2006
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /_/.

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

--------
(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 2 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE PARTNERS, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    WC
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  785,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              785,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    785,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 3 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL MANAGEMENT, L.P.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  785,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              785,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    785,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 4 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    NEWCASTLE CAPITAL GROUP, L.L.C.
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    TEXAS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  785,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              785,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    785,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 5 of 12 Pages
------------------                                        ----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    MARK E. SCHWARZ
--------------------------------------------------------------------------------
    2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
    3          SEC USE ONLY

--------------------------------------------------------------------------------
    4          SOURCE OF FUNDS*
                    OO
--------------------------------------------------------------------------------
    5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)                                          / /
--------------------------------------------------------------------------------
    6          CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  785,600
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              785,600
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    785,600
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    5.5%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 6 of 12 Pages
------------------                                        ----------------------

                  The following  constitutes Amendment No. 1 ("Amendment No. 1")
to the Schedule 13D filed by the  undersigned.  This  Amendment No. 1 amends the
Schedule 13D as specifically set forth.

         Item 3 is hereby amended in its entirety to read as follows:

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  As  of  February  28,  2006,   NP  had  invested   $14,065,913
(inclusive  of brokerage  commissions)  in shares of Common Stock of the Issuer.
The source of these funds was the working capital of NP.

         Item 4 is hereby amended to include the following:

Item 4.           PURPOSE OF TRANSACTION.

         On February 28, 2006,  NP, as beneficial  owner of the shares of Common
Stock,  delivered a letter to the Issuer (i)  objecting  to the  proposal of the
Company to approve  the  Agreement  and Plan of Merger,  dated as of December 8,
2005, among the Company, WS Midway Holdings,  Inc. and WS Acquisition Sub, Inc.,
pursuant  to which WS  Acquisition  Sub,  Inc.  will be merged with and into the
Company  (the "Plan of  Merger"),  (ii)  notifying  the Issuer that NP had voted against the Plan of Merger,  and (iii)  notifying  the Issuer that NP intends to make a written  demand on the  Issuer  for  payment  of full value of its shares pursuant to the appraisal rights provisions of Missouri law.

         Items 5(a) and (b) are  hereby  amended  in their  entirety  to read as follows:

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a)  The  aggregate  percentage  of  shares  of  Common  Stock reported to be owned by the Reporting  Persons is based upon  14,313,500  shares outstanding,  which is the total number of shares of Common Stock outstanding as of January 18, 2006, as reported in the Issuer's proxy  statement filed with the
Securities and Exchange Commission on January 25, 2006.

                  As of February 1, 2006, NP  beneficially  owned 785,600 shares of Common Stock,  representing  approximately 5.5% of the issued and outstanding
Common Stock of the Issuer.

                  NCM,  as the  general  partner  of NP,  may also be  deemed to beneficially own the 785,600 shares of Common Stock beneficially owned by NP.

                  NCG,  as the  general  partner  of NCM,  which  in turn is the general partner of NP, may also be deemed to beneficially own the 785,600 shares of Common Stock beneficially owned by NP.

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 7 of 12 Pages
------------------                                        ----------------------

                  Mark E.  Schwarz,  as the managing  member of NCG, the general partner of NCM,  which in turn is the general  partner of NP, may also be deemed to beneficially own the 785,600 shares of Common Stock beneficially owned by NP.

                  NCM, NCG and Mr. Schwarz disclaim beneficial  ownership of the shares of Common Stock  beneficially  owned by NP, except to the extent of their pecuniary interest therein.

                  (b) By  virtue  of his  position  with NP,  NCM and  NCG,  Mr.
Schwarz  has the sole power to vote and  dispose  of the shares of Common  Stock reported in this Statement.

         Item 5(c) is hereby amended to include the following:

                  (c) Except as set forth below, Schedule A annexed hereto lists all  transactions  in the Common Stock since the filing of the initial  Schedule
13D. Such transactions in the Common Stock were effected in the open market.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         2.       Letter  dated  February  27,  2006 sent by Cede & Co.,  at the request  of Banc of  America  Securities,  L.L.C.  in  behalf  of NP,  to Dave &
Buster's, Inc.

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 8 of 12 Pages
------------------                                        ----------------------

                                   SIGNATURES

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this
Statement is true, complete and correct.

Dated: March 2, 2006               NEWCASTLE PARTNERS, L.P.

                                   By:  Newcastle Capital Management, L.P.,
                                        its General Partner

                                   By:  Newcastle Capital Group, L.L.C.,
                                        its General Partner

                                   By:  /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                   NEWCASTLE CAPITAL MANAGEMENT, L.P.

                                   By:  Newcastle Capital Group, L.L.C.,
                                        its General Partner

                                   By:  /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                   NEWCASTLE CAPITAL GROUP, L.L.C.

                                   By:  /s/ Mark E. Schwarz
                                        ----------------------------------------
                                        Mark E. Schwarz, Managing Member

                                   /s/ Mark E. Schwarz
                                   ---------------------------------------------
                                   MARK E. SCHWARZ

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 9 of 12 Pages
------------------                                        ----------------------

                                   SCHEDULE A

  TRANSACTIONS IN THE COMMON STOCK SINCE THE FILING OF THE INITIAL SCHEDULE 13D

Shares of Common Stock                 Price Per                        Date of
       Purchased                        Share($)                        Purchase
       ---------                        --------                        --------

                            NEWCASTLE PARTNERS, L.P.
       60,900                            $17.90                          2/2/06
        7,200                            $17.90                          2/2/06

                       NEWCASTLE CAPITAL MANAGEMENT, L.P.
                                      None

                         NEWCASTLE CAPITAL GROUP, L.L.C.
                                      None

                                 MARK E. SCHWARZ
                                      None

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 10 of 12 Pages
------------------                                        ----------------------

                                  EXHIBIT INDEX

Exhibit                                                                 Page
-------                                                                 ----

1.   Joint  Filing   Agreement   by  and  among   Newcastle           Previously
     Partners,  L.P.,  Newcastle Capital Management,  L.P.,             filed.
     Newcastle  Capital Group,  L.L.C. and Mark E. Schwarz,
     dated February 2, 2006.

2.   Letter  dated  February 27, 2006 sent by Cede & Co., at             11-12
     the request of Banc of America  Securities,  L.L.C. in
     behalf of NP, to Dave & Buster's, Inc

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 11 of 12 Pages
------------------                                        ----------------------

EXHIBIT 2
                                   CEDE & CO.
                        C/O THE DEPOSITORY TRUST COMPANY
                                 55 WATER STREET
                            NEW YORK, NEW YORK 10041

                                                               February 27, 2006

BY FACSIMILE AND OVERNIGHT COURIER

Dave & Buster's, Inc.
2481 Manana Drive
Dallas, Texas 75220
Attention: Corporate Secretary

Dear Sir:

         Cede & Co., the nominee of The Depository Trust Company ("DTC"), is a holder of record of shares of common stock of Dave & Buster's, Inc. (the
"Company"). DTC is informed by its Participant, Banc of America Securities LLC
(the "Participant"), that on the date hereof 785,600 of such shares (the
"Shares") credited to Participant's DTC account are beneficially owned by
Newcastle Partners, L.P. ("Newcastle"), a customer of Participant.

         Cede & Co., on behalf of Newcastle, states that on or about January 25,
2006, the Company mailed a Notice of Special Meeting of Stockholders (the
"Merger Proxy") requesting, among other things, that the Company's stockholders consider and vote upon a proposal to approve the Agreement and Plan of Merger
(the "Plan of Merger"), dated as of December 8, 2005, among the Company, WS
Midway Holdings, Inc. and WS Acquisition Sub, Inc., pursuant to which WS
Acquisition Sub, Inc. will be merged with and into the Company, and upon the merger becoming effective, each issued and outstanding share of Common Stock of the Company will be converted into the right to receive $18.05 in cash, other than shares held by stockholders who perfect their appraisal rights under
Missouri law, and certain other shares.

         Cede & Co., on behalf of Newcastle, as provided in the Merger Proxy and pursuant to Section 351.455 of the Missouri General and Business Corporation Law
("Section 351.455"), hereby (i) objects to the Plan of Merger, (ii) notifies the
Company that Newcastle has taken such required action as is necessary to cause its shares to be voted against the Plan of Merger, and (iii) notifies the
Company that Newcastle intends to make a written demand on the Company for payment of full value of its shares pursuant to Section 351.455.

         While Cede & Co. is furnishing this request as the shareholder of record of the Shares, it does so only at the request of Participant and only as a nominal party for the true party in interest, Newcastle. Cede & Co. has no interest in this matter other than to take those steps which are necessary to

------------------                                        ----------------------
CUSIP 23833N104                       13D                    Page 12 of 12 Pages
------------------                                        ----------------------

ensure that Newcastle is not denied its rights as the beneficial owner of the
Shares, and Cede & Co. assumes no further responsibility in this matter.

         Please address any correspondence to Newcastle Partners, L.P.,
Attention: Mark E. Schwarz, telephone (214) 661-7474, facsimile (214) 661-7475
(with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP,
Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention:
Steven Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222).

                                                Very truly yours,

                                                Cede & Co.

                                                By: /s/ Patricia Mobley
                                                    -------------------
                                                    Patricia Mobley,
                                                    Partner